UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

NovAccess Global Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
98385L 10 2
(CUSIP Number)
Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 2 of 4

1	NAME OF REPORTING PERSONS Innovest Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,500,000 shares of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,500,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.4% of the outstanding shares of common stock
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, no par value per share (the “Shares”), of NovAccess Global Inc. (the “Company”), a Colorado corporation with offices at 8834 Mayfield Road, Suite C, Chesterland, Ohio 44026, beneficially owned by Innovest Global, Inc., a Nevada corporation (“Innovest”).

Item 2. Identity and Background.

(a)     This Schedule 13D is filed by Innovest.

(b)     The business address of Innovest is 8834 Mayfield Road, Chesterland, Ohio 44026.

(c)     Innovest is a diversified industrial company.

(d)     During the last five years, Innovest has not been convicted in any criminal proceeding.

(e)     During the last five years, Innovest has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Innovest was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Innovest is a Nevada corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On September 8, 2020, the Company issued 7.5 million unregistered Shares to Innovest for the acquisition of StemVax, LLC, a biotechnology company developing novel therapies for brain tumor patients.

Item 4. Purpose of Transaction.

Innovest acquired the Shares for investment. Innovest does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a)     Innovest is the record owner of 7.5 million Shares, which constitutes 82.4% of the outstanding common stock of the Company.

(b)     The board of directors of Innovest has the power to direct voting and disposition of the Shares held by Innovest. Daniel G. Martin is the chairman of the board and a significant shareholder of Innovest and may be deemed to share the power to vote and to dispose of the Shares held by Innovest. However, Mr. Martin has disclaimed beneficial ownership of the Shares held by Innovest.

(c)     Innovest acquired the Shares on September 8, 2020.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Innovest is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company required to be disclosed pursuant to Item 6 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 16, 2020                             Innovest Global, Inc.

/s/ Damon K. Mintz

By Damon K. Mintz

President and CEO